Contact

www.linkedin.com/in/robinwag (LinkedIn)
leftcoast.agency (Company)
sites.google.com/view/robin-wagner-lxd/portfolio (Portfolio)

Top Skills

Curriculum Development
Teaching
Learning Management Systems

Languages

Italian (Limited Working)

Certifications

Leading for Equity, Diversity and Inclusion in Higher Education
Instructional Design and Technology
Elearning Essentials: Storyboarding

Robin Wagner

Designer | LXD/Instructional Designer | Product Developer | Knit Technologist | Apparel Industry Expert Witness
Los Angeles Metropolitan Area

Summary

Well Rounded Creative Designer, Developer, & Educator

Expertise: Instructional Design, Learning Experience Design, Apparel & Accessory Product Development & Design, Knitwear Specialist, Project Management

Experience

ELM Learning
Learning Experience Designer
January 2022 - Present (1 year 2 months)
California, United States

~ Create eLearning modules/storyboards for Fortune 500 clients, utilizing Rapid Instructional Design and SAM iterative design principals for Netflix, Meta/Facebook, Luxottica
~ Design learning experiences that utilize UX, Cognitivism
~ Collaborate with team members using feedback loops to create cohesive projects that focus on Learning Objectives

ARYSE®
Product Development Specialist
March 2021 - Present (2 years)
Nebraska, United States

Providing knitwear expertise, design thinking, and sourcing to facilitate the design and production of existing and new products.

Left Coast Agency
Owner
2017 - Present (6 years)
Greater Los Angeles Area

Simply put, Left Coast.Agency makes stuff and get stuff made. Based in Los Angeles, Left Coast. Agency is a one stop shop for apparel and accessory

development and manufacturing. Utilizing a curated network of manufactures and suppliers to produce high quality garments for people!

Specializing in fully fashioned sweaters, contemporary cut and sew knitwear, woven rtw, accessories, silk screened t's, and anything knit.

We manufacture in the US and in the event that your business model calls for overseas manufacturing we have a proven network of global manufactures.

Left Coast. Agency is here to help as much, or as little is needed. In addition to manufacturing we offer design, technical design, line development, brand development, business strategy and mentorship.

Robin Wagner Design
Freelance Design & Consulting
2000 - Present (23 years)
Los Angeles-New York

Experienced freelance men's and women's apparel design; technical design; sourcing; cut and sew knitwear, Stoll M1Plus programming, and full fashion knit specialization; import & domestic. Hands on extensive experience in men's and women's designer and contemporary apparel design, illustration, product development, sourcing, & merchandising; Knitwear and full fashion sweater expert. Brands: Public School, Ships - Japan, DVF, Baja East, New York Knitting, Feel The Piece, Kevan Hall, Calvin Klein, Anthropologie, Barney's New York. New York Knitting

FIDM
Product Development, Fashion Knitwear, & Textile Design Faculty
2001 - Present (22 years)
Greater Los Angeles Area

~Live instruction, remote, eLearning, and hybrid course development, and Instructional Design curriculum creation
~Outstanding Faculty Award winner
~Subjects taught: Production and Sourcing Strategies, Brand Portfolio Development; Classification and Line Development; Computerized Industrial Machine Knitting ; Stitch, Color, and Surface Design for Knitwear; Portfolio Development for Knitwear, Screen Printing and Dye Techniques, Line Development for Textile Design

Studio 5 - Learning and Development, Inc.

Instructional Designer
April 2021 - January 2023 (1 year 10 months)
San Francisco, California, United States

~ Responsible for complete course development using Articulate 360 to create an anti-bullying learning module for North Far North Regional Consortium of California Community Colleges and Trade Schools.
~ Develop Articulate 360 courses including storyboard outlines, learning objectives, course content, assesments, research and development, graphics, and scripts
~ Utilizing rapid course development, SAM interative design strategies
~ Create surveys and conduct explorational client interviews to assess needs of the client

Kilpatrick Townsend & Stockton LLP
Expert Witness: Knit Technology- Knitted Footwear, Apparel, Accessories
February 2022 - August 2022 (7 months)
Los Angeles, California, United States

Provided manufacturing and knitwear technology expertise for an international IP case to be heard by the ITC, Washington, DC. Researched 3 alleged infringed knitted shoe patents, multiple products, and prior art patents; Complied a detailed, in-depth report addressing all claims and alleged infringed products. Consulted with Kilpatrick, Townsend, Stockton team of lawyers on specific knit technology, apparel and accessory manufacturing practices. Researched prior art examples/evidence.

Feel the Piece
Full Fashion Knitwear Design and Product Development
2016 - January 2019 (3 years)
DTLA

Contract full fashioned and cut and sew design, product development, technical design, CADS, production

Feel The Piece
Freelance Knitwear Design , Product Development , & Production
2010 - September 2012 (2 years)
Los Angeles

Managed all technical aspects, fittings, factory communications for preproduction through production: Yarn sourcing: Design

International Trade Centre- United Nations

United Nations: International Apparel Trade Consultant
April 2012 - April 2012 (1 month)

Consultant to the International Trade Centre- United Nations project to educate women Alpaca producers and knitters in Peru about exporting.

Windsor Stores
Design, Product Development and Sourcing Consultant
2005 - 2012 (7 years)
Los Angeles, CA

Created , sourced, and produced fashion junior/ young contemporary sweaters for chain of over 50 stores

Suicide King
Design Director/Designer
2006 - January 2009 (3 years)
Greater Los Angeles Area

Contemporary men's RTW with a retro edge , carried at Fred Segal

NEW YORK BASED
Design Director/Designer
1996 - August 1999 (3 years)
New York, NY

Design Director for men's and women's contemporary knitwear based brand. Sold to American Rag, Los Angeles, Barney's New York, Saks, Neiman's, Fred Segal/Ron Herman, Harrods, London

Education

Fashion Institute of Technology
Bachelor of Fine Arts - BFA, Fashion Design: Apparel and Accessories

University of Maryland Global Campus
MicroMasters Certificate: Instructional Design and Technology, Educational/ Instructional Media Design · (March 2020 - January 2021)

Otis College of Art and Design
Digital Arts

Parsons School of Design
Metals & Jewelry Design & Fabrication

Fashion Institute of Technology

Bachelor of Fine Arts - BFA, Product Design: Apparel and Accessories